
07002163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8A-002881-L~~ 8-14088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 300, 611 E. Wisconsin Ave.
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Jones 414.665.7225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Suite 1800, (Address) 100 E. Wisconsin Ave. (City) Milwaukee WI (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwestern Mutual Investment Services, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer/FINOP
Title

Notary Public

LEAH LEWANDOSKI
NOTARY PUBLIC
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Northwestern Mutual Investment Services, LLC

Consolidated Statement of Financial Condition

December 31, 2006

AVAILABLE FOR PUBLIC



PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Ste. 1800
Milwaukee, WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

Report of Independent Auditors

To the Board of Directors and Member of
Northwestern Mutual Investment Services, LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Northwestern Mutual Investment Services, LLC and its subsidiaries (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 8, 2007

Northwestern Mutual Investment Services, LLC
Consolidated Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	46,559,236
Cash segregated under federal regulation		6,225,000
Due from clearing broker		20,696,732
Deposit with clearing organizations		120,000
Investment securities, at fair value		446,966
Deferred distribution costs		5,069,726
Due from affiliate		650,000
Accounts receivable and other assets		551,875
Total assets	$	80,319,535
Liabilities and Member's Equity		
Commissions payable	$	32,276,526
Due to clients		6,225,000
Due to Member and affiliates (see Note 4)		8,922,153
Compensation and benefits payable		872,550
Accrued expenses and other liabilities		1,529,456
Total liabilities		49,825,685
Member's equity		30,493,850
Total liabilities and Member's equity	$	80,319,535

The accompanying notes are an integral part of this consolidated financial statement

1. Organization

The accompanying consolidated statement of financial condition includes Northwestern Mutual Investment Services, LLC and its wholly-owned subsidiaries NML Buffalo, Inc., NMIS Georgia Agency, LLC, NMIS Alabama, LLC and NMIS Massachusetts Insurance Agency, LLC (together, "the Company" or "NMIS"). All intercompany balances and transactions have been eliminated.

NMIS is wholly-owned by The Northwestern Mutual Life Insurance Company (the "Member" or "NML"). NML is one of the largest life insurance companies in the United States offering life, annuity and disability insurance products to the personal, business and estate markets.

The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. Through its registered financial representatives, NMIS offers mutual funds, stocks, bonds, variable life insurance, variable and group annuities and other investment alternatives to its clients. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with banks or invested in highly liquid financial instruments with original maturities of three months or less. They are reported in the consolidated statement of financial condition at fair value.

Cash Segregated Under Federal Regulation

Amounts estimated to be refunded to clients are segregated under federal regulation in a special reserve bank account for the exclusive benefit of NMIS clients.

Investment Securities, at Fair Value

Investment securities generally result from failed execution of client trades, at which time NMIS assumes direct responsibility for them. These investments are generally liquidated

shortly thereafter. These investments are considered to be on a trading basis, whereby they are reported at fair value.

Fair Value of Financial Instruments
Financial instruments, which include cash and cash equivalents, receivables and payables are at fair value or approximate their fair value because of the short maturities of these assets and liabilities.

3. Deferred Distribution Costs

Upon retirement or separation from the Company, certain of the Company's registered financial representatives are offered the option of receiving a one-time, lump-sum payment in lieu of actual future commissions to which they would otherwise be entitled over a five year period subsequent to retirement or separation. If this option is elected, the Company retains these future commissions up to an agreed-upon limit. Lump-sum payments are deferred and amortized as commission expense using a straight-line method over five years. The Company is compensated for these distribution costs primarily through annual asset-based fees, which are reported as commissions in the consolidated statement of operations when earned. Because the related revenues are earned and recognized over time, the deferral and amortization of these lump-sum payments provides a better matching of these expenses with the related revenues. At December 31, 2006, deferred distribution costs reported in the consolidated statement of financial condition included $6,999,974 of deferred lump-sum payments, which were reported net of accumulated amortization of $1,930,248. The recoverability of these net deferred distribution costs is supported by anticipated future revenues associated with assets owned by NMIS clients at that date.

4. Related Party Transactions

A significant portion of the Company's transactions are with NML and its affiliates.

Under the terms of various service agreements, NML and affiliates provide certain administrative and operational support services to the Company. NMIS employees also participate in various employee benefit plans sponsored by NML, including retirement, deferred compensation, bonus and employee welfare plans. NMIS reimburses NML for the cost of these benefits. The Company's unpaid liability related to these services and benefits was $11,105,805 at December 31, 2006 and is included in amounts due to Member and affiliates in the consolidated statement of financial condition.

NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products. The Company receives commission revenue from NML related to sales of these products. The Company pays an equal amount of commissions to its financial representatives. In addition, the Company receives distribution management fee revenue from NML related

to variable annuity and variable life insurance underwriting and distribution services. For these services, $2,762,660 is due from NML at December 31, 2006 and is classified as a reduction of other amounts due to Member and affiliates in the consolidated statement of financial condition.

The Company received distribution management fee revenue during the year ended December 31, 2006 for mutual fund underwriting and distribution services provided to Mason Street Funds, Inc. ("MSF"), an open-ended investment management company that was registered under the Investment Company Act of 1940, and offered a family of mutual funds that were affiliated with NML. During March 2006, NML completed a reorganization transaction whereby MSF mutual funds were combined with new or existing mutual funds sponsored by two unaffiliated third parties ("successor funds"). For the year ended December 31, 2006, the Company received payments approximating capitalized and unamortized deferred commissions of $696,266 as NMIS will no longer receive annual asset-based fees and contingent deferred sales charges from the successor funds to support the asset. The distribution and management fee revenue was paid to NMIS by Mason Street Advisors, LLC ("MSA"), a registered investment advisor and a wholly-owned affiliate of NML. MSA served as paying agent on behalf of MSF.

Northwestern Mutual Wealth Management Company ("NMWMC") is a limited purpose federal savings bank, a registered investment advisor with the SEC and a wholly-owned subsidiary of NML. NMIS has a service agreement with NMWMC whereby NMIS facilitates payment of NMWMC commissions to its registered financial representatives as part of a solicitation and supervisory agreement with NMWMC. NMIS receives no revenue and NMWMC incurs no expense related to facilitating NMWMC's fee-based planning activities. NMIS receives referral and servicing fees related to solicitation and supervision services provided by NMIS to NMWMC, The unpaid balance due to NMIS related to these services is $602,780 at December 31, 2006 and is reported as a reduction in due to Member and affiliates in the consolidated statement of financial condition.

Beginning in 2006, NMWMC expanded its product offering with the addition of certain advisory products for which NMIS facilitates securities transaction execution, clearance, settlement, custody and collection of client advisory fees through a third-party clearing broker-dealer ("brokerage and platform services"). NMIS also incurs expenses related to research and investment advice provided by NMWMC. The net unpaid balance due to NMWMC related to these services is $183,160 at December 31, 2006 and is reported in due to Member and affiliates in the consolidated statement of financial condition.

Beginning in 2006, NMIS entered into a custodial agreement with NMWMC whereby NMWMC provides custodial trust services for individual retirement accounts of NMIS clients. NMWMC subcontracts certain of these custodial trust services to NMIS. The unpaid balance related to this agreement and due to NMWMC at December 31, 2006 is $998,628 and is reported in due to Member and affiliates in the consolidated statement of financial condition.

Frank Russell Company ("Russell"), a global leader in multi-manager investment services and majority-owned subsidiary of NML, pays mutual fund distribution fees to NMIS. The unpaid balance for fees receivable from Russell is $650,000 at December 31, 2006 and is reported as due from affiliate in the consolidated statement of financial condition.

Robert W. Baird & Co. ("Baird") is a broker-dealer registered with the SEC. On May 13, 2004 NML sold its majority interest in Baird to Baird management and employees. At the time of the sale, NML owned approximately 51% of Baird common stock, with Baird management and employees owning the remainder. NMIS had entered into a fully disclosed clearing agreement with Baird to obtain securities execution, clearing and settlement services on an exclusive basis through 2006, subject to contract termination provisions. For the year ended December 31, 2006, the company incurred expenses for these services, which were incurred prior to the early termination of the fully disclosed clearing agreement that was effective February 13, 2006. The Company also made a contract termination settlement payment during the year ended December 31, 2006 that was in accordance the contract termination provisions.

5. Income Taxes

The Company is organized as a Wisconsin single member limited liability company and is thereby a disregarded entity for federal and state income tax purposes. The Company's taxable income or losses are included in NML's consolidated federal and state income tax returns. Under a written tax-sharing agreement, NML collects from or refunds to the Company income taxes determined as if the Company filed a separate federal income tax return.

At December 31, 2006, the Company had taxable losses of $18,236,920, $32,276,242, $63,177,553 and $92,355,827 originating in 2003, 2004, 2005 and 2006, respectively, that are available for carryforward to future tax years and will expire in 2023, 2024, 2025 and 2026, respectively. These tax loss carryforwards give rise to a deferred tax asset, before valuation allowance, of $72,116,290 at the federal income tax rate of 35%.

The Company accounts for deferred tax assets and liabilities, which represent the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax asset at December 31, 2006 was as follows:

Deferred tax assets:	
Tax loss carryforwards	$ 72,116,290
Accrued deferred distribution payments	191,561
Employee benefit liabilities	47,250
Gross deferred tax assets	72,355,101
Deferred tax liabilities:	
Deferred transition costs	(1,774,404)
Net deferred tax assets	$ 70,580,697

At December 31, 2006, a valuation allowance of $70,580,697 has been established for the Company's net deferred tax assets due to uncertainty regarding their ultimate realization.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of $22,672,395 which exceeded the minimum requirement of $2,906,712 by $19,765,683. NMIS is also required to maintain a maximum ratio of aggregate indebtedness-to-net capital ratio of 15 to 1. At December 31, 2006, the Company had an aggregate indebtedness-to-net capital ratio of 1.92 to 1.

7. Commitments and Contingencies

NMIS has entered into a fully disclosed clearing agreement with Pershing, LLC ("Pershing") for an initial term of five years, effective February 13, 2006, to obtain securities execution, clearing and settlement services. Termination of the clearing agreement by the Company during the initial term would result in significant termination fees as provided for in the clearing agreement.

In the normal course of business, securities transactions for NMIS clients are introduced and cleared through Pershing. Pursuant to the clearing agreement, Pershing has the right to seek reimbursement from the Company for certain losses that may result from transactions with NMIS clients. The Company's policy is to minimize its exposure to loss through the use of various monitoring and control procedures. No such losses were incurred for the year ended December 31, 2006.

The Company is engaged in various legal actions in the normal course of its operations. In the opinion of management, losses that may ultimately result from such actions would not have a material effect on the Company's financial position at December 31, 2006.


END